Exhibit 17.1
From: Ron Matricaria
Sent: Sunday, July 24, 2005 12:35 PM
To: David Wise
Cc: Skip Cummins; Alan Olsen; Kevin Moore; Tony Coelho; Stanley Appel; Guy Jackson; ‘Michael J Strauss, MD’; Reese Terry
Subject: Letter of resignation
David:
Per our conversation, please accept this letter as my formal resignation from the Cyberonics Board of Directors and Chairman of its Compensation committee, effective Saturday July 23, 2005.
I unfortunately cannot support the direction of the governance practices of the Cyberonics board, in particular its practices regarding CEO compensation and succession.
I would appreciate your acknowledging receipt of this e-mail.
Sincerely,

Ronald A Matricaria